650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 27, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Barbara C. Jacobs

Ivan Griswold

Maryse Mills-Apenteng

Frank Knapp

Craig Wilson

Re:                             Talend S.A.
Confidential Draft Registration Statement on Form F-1
Submitted March 16, 2016
CIK No. 0001668105

Ladies and Gentlemen:

On behalf of our client, Talend S.A. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 12, 2016, relating to the above-referenced Confidential Draft Registration Statement on Form F-1.  We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement (the “Registration Statement”).  For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 16, 2016.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO
SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Division of Corporation Finance

April 27, 2016

General

1.                                      You state on page 2 that your free open source solution generates qualified leads for the licensing of your enterprise-grade subscription solution, and that your open source products have been downloaded more than two million times.  You also state on page 5 that you plan to grow your customer base by, among other factors, converting open source users into paying customers.  Please tell us whether conversion rates from users who transition from Talend Open Studio to Talend Data Fabric are used by your management to evaluate your business, and if so, what consideration you gave to quantifying such rates and disclosing this metric.

The Company advises the Staff that the Company utilizes an open source business model for which one of the benefits is having a large number of users of its open source solutions.  As described in the Registration Statement, one of the Company’s challenges is to convert these users to a commercial version of the Company’s solutions.  Since the Company’s inception, its open source solutions have been downloaded more than two million times. The Company has not been able to detect a readily discernable pattern of conversion of open source users into paid customers based on the Company’s observations of both the number and the rate of downloads of its open source solutions.  For example, the Company has open source users that convert into paying customers a few weeks after using its open source solutions and others that may only convert after multiple years.

The Company advises the Staff that the Company’s management does not use conversion rates from users who transition from Talend Open Studio to Talend Data Fabric to evaluate the Company’s business.  The wide distribution of conversion rates as well as the variances in time that it takes for users to convert into paying customers has led the Company to believe that the conversion rate metric is not sufficiently consistent to be meaningful in evaluating the Company’s business.

Conventions that Apply to this Prospectus, page ii

2.                                      Please consider removing the glossary included in this section.  If the meaning of a term currently appearing in the glossary is not clear from the context of your disclosure, you should define it where first used in the prospectus.  Refer to Rule 421(b)(3) of the Securities Act and General Instruction II.A of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Registration Statement to remove the glossary and, where the meaning of a term previously appearing in the glossary was not clear from the context of the disclosure, to define it when first used in the Registration Statement.

Division of Corporation Finance

April 27, 2016

Prospectus Summary

Competitive Strengths, page 4

3.                                      Briefly explain what “pre-built connectors and components” refer to in the context of your business, and briefly discuss here or in Business the significance of connectors and components in relationship to your revenues and/or growth strategy.

The Company advises the Staff that it offers connectivity to data sources and applications as part of both its open source and commercial solutions.  Examples of data sources include databases such as Microsoft SQL server or Oracle, while examples of applications include an SAP ERP application or a Salesforce CRM application. Data stored within each data source or application can be accessed in a proprietary manner.  Certain databases also have standard protocols, such as open database connectivity, that enable users to access information, but often with poor performance in terms of speed.  Users typically have two approaches to access information in these systems. Users can learn the proprietary way to access the data source or application and hand code a connector to access it.  Alternatively, users can use a connector offered by an integration vendor that has learned the proprietary way to access the data source or application, and has built and packaged a connector that masks the complexity of access. Utilizing a pre-built connector enables users to extract data from these data sources and applications without expert knowledge as to how the data has been stored and can be accessed and without hand coding a connector to access it.

As an open source vendor, the Company has a community of open source users that contributes to the development of these connectors and components.  An open source user may have a need for a specific connector and will custom develop it.  That connector will then be shared with the open source community so that it can be leveraged and used by others, as well as by the Company.  As an integration data vendor, this directly benefits the Company’s growth strategy by expanding the number of potential customer use cases that can be addressed by the Company’s commercial solutions which, in turn, expands the Company’s addressable market.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 97 of the Registration Statement to explain the significance of connectors and components in relationship to the Company’s revenues and growth strategy.

Division of Corporation Finance

April 27, 2016

Risk Factors, page 15

General

4.                                      To the extent that you derive a majority of your revenues from one of your commercial solutions, consider providing a risk factor noting this concentration.

The Company advises the Staff that it does not derive a majority of its revenues from any one of its commercial solutions. However, the Company does derive a substantial portion of its revenues from Talend Data Integration. In response to the Staff’s comment, the Company has added a risk factor on pages 27 and 28 of the Registration Statement noting the risks related to such concentration.

“Interruptions or performance problems associated with our technology ...,” page 22

5.                                      You state that you rely on cloud technologies from third parties in order to operate critical functions of your business and that you host your Talend Integration Cloud services on third-party cloud platforms.  To the extent you have entered into agreements material to your business in this regard, please include a brief discussion of the material terms of any contractual agreement in your business discussion and tell us what consideration you gave to filing any such agreement(s) as an exhibit to your registration statement.  Refer to Item 4 of Form F-1 and Item 4.B.6 of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that Talend Integration Cloud is a relatively new solution that the Company launched in 2015. The revenue generated from Talend Integration Cloud has, to date, comprised only a small portion of the Company’s overall revenue and the Company is not substantially dependent on cloud technologies or hosting services from third parties. The Company will continue to assess the materiality of any third-party agreements entered into in connection with cloud technologies or hosting services in the future and will make such disclosure or filings as may be required.

“We are an ‘emerging growth company’ and we cannot be certain...,” page 45

6.                                      Consistent with your disclosure on page 7, please disclose here that you do not intend to take advantage of the extended transition period for complying with new or revised accounting standards.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement to clarify that the Company does not intend to take advantage of the extended transition period for complying with new or revised accounting standards.

Division of Corporation Finance

April 27, 2016

Industry and Market Data, page 56

7.                                      With respect to every third-party statement in your prospectus, such as the IDC and McKnight Consulting Group reports, please provide us with the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

The Company is supplementally providing the Staff under separate cover with copies of the industry data and other research by Accenture, Forrester, IDC, McKnight Consulting Group and Sagence cited in the Registration Statement, including certain reports that were not included in the original submission, and has marked such copies to designate the portions the Company relied on and cross-referenced to the related statements in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 68

8.                                      You state that following the initial deployment of your paid subscription products, organizations “often” purchase more subscriptions or expand usage of your products.  Please consider revising your disclosure to provide more specific information on the rate at which customers expand their use of your solutions.

The Company advises the Staff that the rate at which customers expand the use of its solutions is included and detailed in the Company’s dollar-based net expansion rate, which is a metric disclosed in the Registration Statement.  As disclosed on pages 12, 13, 66, 67, 71 and 72 of the Registration Statement, the Company’s dollar-based net expansion rate ranged from 119% to 130% for each of the eight quarters ended December 31, 2015. This illustrates that once a party becomes a paying customer, on average it tends to expand its purchases of the Company’s products by 119% to 130%.

The Company advises the Staff that it does not consider a subscription renewal rate in and of itself to be a meaningful metric for evaluating the Company’s business because a subscription renewal rate in and of itself does not capture the expansion or contraction of subscription revenue derived from existing customers.  In particular, this metric only measures the rate at which customers eligible for renewal in a given period did, in fact renew without regard to the related dollar amounts and without utilizing a more meaningful four quarter period. As such, the Company believes that its dollar-based net expansion rate is a more meaningful metric with regard to monitoring the amount of revenue attributable to existing customers.

Division of Corporation Finance

April 27, 2016

9.                                      Please consider expanding your discussion in the Overview to describe your plans to eventually generate profits, particularly given your free open source model and reliance on trial versions to generate sales.

The Company advises the Staff that it uses an open source business model to distribute its product offering broadly, as is demonstrated by the number of times its open source products have been downloaded.  Once the Company’s open source products have been adopted and are used for free, the Company then offers commercial versions of its subscription offerings that have additional features that are not included in the open source version of the Company’s software.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Registration Statement to describe its plans to eventually generate profits, in light of its open source business model and reliance on trial versions to generate commercial sales.

Division of Corporation Finance

April 27, 2016

Results of Operations

Years Ended December 31, 2014 and 2015

Revenue, page 76

10.                               We note your disclosures on pages 12, 66, and 71 relating to your use of subscription revenue growth rate and dollar-based net expansion rate as key metrics for evaluating your business and performance, and for identifying trends affecting your business.  Please tell us how you considered incorporating into your discussion of revenue variances any known trends indicated by these key metrics from both an actual and constant currency perspective.  We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

The Company advises the Staff that the disclosure relating to the Company’s key metrics is intended to allow readers to understand the underlying growth in the Company’s revenue with, and without, the impact of foreign currency translations. At present, the Company’s revenue growth is attributable to the increase in sales made to both new and existing customers, the revenue impact of which is recognized over the subscription term. The Company advises the Staff that, to date, the Company has not identified seasonal trends or other trends outside of the fluctuation of exchange rates which have had a material impact on the Company’s revenue. Should the Company identify any material known trends with respect to these key metrics from both an actual and constant currency perspective in future periods, the Company will disclose such trends in accordance with Item 5.A of Form 20-F and Section III.B of SEC Release 33-8350.

11.                               Your risk factor disclosure on page 16 indicates that you expect to derive a significant portion of your revenue from the renewal of existing subscriptions, and that achieving a high renewal rate will be critical to your business.  Please tell us how you considered disclosing subscription renewal rates for 2014 and 2015 as part of your discussion of revenue variances and any related known trends.  Refer to Section III.B of SEC Release 33-8350.

The Company advises the Staff that high subscription renewal rates are important to the dollar-based net expansion rate. However, the Company does not consider a subscription renewal rate in and of itself to be a meaningful metric for evaluating the Company’s business because a subscription renewal rate in and of itself does not capture the expansion or contraction of subscription revenue derived from existing customers. In particular, this metric only measures the rate at which customers eligible for renewal in a given period did, in fact renew without regard to the related dollar amounts and without utilizing a more meaningful four quarter period. The Company instead uses dollar-based net expansion rate to monitor the amount of revenue attributable to existing customers.

Division of Corporation Finance

April 27, 2016

The Company advises the Staff that the percentage of revenue growth attributable to existing customers is a quarter-by-quarter analysis that does not ultimately capture additional purchases made by existing customers.  As described on pages 12, 13, 66, 67, 71 and 72 of the Registration Statement, the Company’s dollar-based net expansion rate measures the dollar amount renewed by its customers including any additional product purchases that they have made over a subsequent four-quarter period.  For example, if the Company has recorded $100 of subscription revenue over a four-quarter period from a given customer and that same customer renews that subscription and purchases additional products that lead to an incremental $20 of revenue being recognized in the subsequent four-quarter period, the Company will have a dollar-based net expansion rate of 120% for that customer.

12.                               Since you disclose on page 25 that you expect your reliance on channel partners to grow as part of growing your business into new and existing international markets, please tell us how you considered disclosing the respective percentages of revenue generated through direct and channel partner sales for 2014 and 2015 as part of your revenue variance discussion.  Refer to Section III.B of SEC Release 33-8350.

The Company advises the Staff that revenue derived from its channel partners is currently not material, and, as a result, the Company has excluded such disclosure from the revenue variance discussion in the Registration Statement. The Company will continue to assess the materiality of revenue derived from channel partners in the future and will consider disclosing the revenue derived from channel partners as a percentage of revenue as may be warranted.

Contractual Obligations and Commitments, page 85

13.                               In your tabular disclosure of contractual obligations, you include that contractual obligations primarily consist of leases for office space and that as of December 31, 2015, the future undiscounted non-cancelable minimum lease payments under these obligations totaled $10.9 million.  It appears that you have not included the $10.1 million of outstanding borrowings under lines of credit due to be repaid by 2017.  Please include all appropriate contractual obligations or explain to us why non-disclosure is appropriate.  We refer you to Part 1 Item 4(a) of Form F-1, and Part 1 Item 5.F of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Registration Statement to include in the tabular disclosure of contractual obligations the $10.3 million of outstanding borrowings under lines of credit due to be repaid, including the $10.1 million to be repaid in 2017.

Division of Corporation Finance

April 27, 2016

Business

Competitive Strengths, page 96

14.                               You state that your open source community has more than 270,000 users.  Please expand your disclosure to explain more clearly the correlation, if any, between this metric and your revenues and results of operations.

The Company advises the Staff that it defines an open source community user as a contact that has registered on the online forums that the Company currently hosts on its open source community website, TalendForge.  In general, participants in such online forums will share and exchange technical and usage information on the Company’s product offerings.  It is not mandatory for users of the Company’s open source product offerings to register their contact information with the Company, and users sign up to the online forums on a voluntary basis.  The Company believes that it is important to continue to grow the number of users in its open source community as such users help one another to use the Company’s open source products and thereby further increase the adoption of the Company’s open source products.

The Company has not identified a clear correlation between the growth of its open source community user base and the growth of its revenues. It anticipates that many open source community users will remain satisfied with the Company’s open source product offering and the level of support obtained from the Company’s open source community, and will therefore never purchase a subscription of the Company’s commercial product offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement to explain more clearly the lack of correlation between the size of the Company’s open source community and its revenues and results of operations.

15.                               You state that your open source community is the largest open source community focused on data integration in the world, while on page 99, you state that Talend’s solutions increased performance by up to five times relative to MapReduce.  Please substantiate these statements.

In response to the Staff’s comment, the Company has amended its disclosure on page 97 of the Registration Statement to remove the statement that the Company’s open source community is the largest open source community focused on data integration in the world.

Division of Corporation Finance

April 27, 2016

The Company advises the Staff that it was able to increase performance of its solution by up to five times relative to MapReduce by running natively with Spark on Hadoop. The Company calculated the comparative performance factor disclosed in the Registration Statement by comparing total processing times for various established industry benchmarks on Spark and MapReduce.  Specifically, the Transaction Processing Performance Council (the “Council”), an independent, non-profit organization, defines different transaction processing and database benchmarks including TPC BenchmarkH (“TPC-H”). The Council has established 22 TPC-H functions, which consist of business-oriented queries and concurrent data modifications. The Company entered TPC-H benchmarks into Hadoop using both MapReduce and Spark. The Company then compared the amount of time each program took to complete each TPC-H query. The Company then ran this comparison on all 22 TPC-H queries and determined that Spark performed faster than MapReduce under all benchmarks tests by factors ranging from approximately two to seven (with up to five times meant to be a conservative reflection of the actual results).

Open Source Products, page 100

16.                               Consider expanding your disclosure here or elsewhere in the filing to briefly explain the differences in capabilities between your open source offerings and your offerings available by subscription.

The Company advises the Staff that it has designed and developed its open source product offering so that such products can meet all of the requirements of a single user.  For example, there are no limitations on: (i) the duration of use, (ii) processing power, (iii) number of integration workflows that can be designed or (iv) number and types of data sources.

However, once multiple users within the same organization start using the Company’s open source products, they tend to need additional features that are common across all users of the open source products within their organization. In addition, such organizations’ IT teams start getting involved with the support, operations and maintenance of the Company’s product offerings, requiring additional features. Multiple users within a single organization also need scheduling capabilities. For example, in a large project, certain users will develop data integration workflows that typically can only be started once other data integration workflows have been completed.  Certain data integration workflows may only be started and completed at a specific time.  Whereas one user would be able to handle these tasks manually if he or she was a single user, it becomes increasingly complex in a project environment with multiple users involved.  Scheduling capabilities within the Company’s commercial offering helps users and their IT teams with these requirements.

Division of Corporation Finance

April 27, 2016

Users will also need to monitor the operation of the data integration workflows.  In a single-user environment, there are a relatively small number of data integration workflows that need to be monitored.  As the number of users and data integration workflows grows, it becomes increasingly complex to monitor.  For example, if an integration workflow fails, it may block other integration workflows that are dependent on it and may cause mission critical processes to fail.  Being able to monitor a large set of data integration workflows so that corrective action can be taken is a requirement that is covered by the Company’s commercial offering.

The commercial versions of the Company’s subscription offerings also enable users to collaborate amongst themselves on the data integration workflows that they design. For example, a user is able to easily share his or her data integration flow design with another user on the commercial version of the software.  This is particularly critical when users leave the organization or when IT teams need to audit data integration workflows performed by others.

In response to the Staff’s comment, the Company has revised the disclosure on pages 98, 100 and 101 of the Registration Statement to explain the differences in capabilities between the Company’s open source offerings and its offerings available by subscription, as described above.

Our Growth Strategy, page 101

17.                               You state that Talend Big Data Integration experienced revenue growth of more than 100% for the year ended December 31, 2015.  Please disclose whether this solution generates a material portion of your total subscription revenues.

The Company advises the Staff that it does not currently derive a material portion of its subscription revenues from Talend Big Data Integration. Specifically, subscription revenue for Talend Big Data Integration comprised less than 15% of the Company’s total subscription revenue in 2015. The Company will continue to assess the materiality of total subscription revenues generated by Talend Big Data Integration in the future and will consider disclosing the revenue generated by Talend Big Data Integration as a percentage of total revenue as may be warranted.

Division of Corporation Finance

April 27, 2016

Customers, page 101

18.                               Tell us what consideration you gave to disclosing the number of customers for prior periods; such information would provide context and comparability to your disclosure.

The Company advises the Staff that it does not consider the number of customers for prior periods to be a key indicator of its market penetration and growth, and the Company does not use the total number of customers as a metric to evaluate the Company’s business. The Company’s customers range from small and medium sized businesses to large enterprises, and the average subscription order values vary significantly by customer and by order. Further, the Company derives a significant portion of its subscription revenue from selling additional solutions to its existing customers. As a result, the size of the increase in the Company’s overall customer count over a particular period, and the extent to which the Company gained or lost customers over a particular period, may not correlate to the changes in revenue or potential revenue in that period or future periods. In a given period, the Company may add more customers than it loses, but see no increase in current or potential future revenue because the customers it adds are small. Conversely, the Company may fail to retain a large number of smaller customers during a period but add a few large customers or upsell existing customers to expanded deployments and see a significant increase in its current or potential future revenue. Therefore, the Company does not believe that the number of customers for prior periods provides meaningful insight into the Company’s customers’ value or potential value or is meaningful to evaluating the Company’s business.

Management

Corporate Governance Practices, page 111

19.                               You disclose that Mr. Baret is a partner at Idinvest Partners, Mr. Liautaud is a general partner of Balderton Capital, and Mr. Brennan is a managing director of SilverLake Sumeru.  Affiliates of Idinvest Partners currently beneficially own 20.2 % of your ordinary shares, affiliates of Balderton Capital own 20%, and affiliates of SilverLake Sumeru currently beneficially own 25.4%.  Please provide your analysis in support of the Board’s determination that Messrs.  Baret, Liautaud and Brennan will satisfy the requirements for independence under the rules of the stock exchange on which you plan to list.  Explain to us how you concluded that Mr. Baret is independent for purposes of Exchange Act Rule 10A-3(b)(1) and that Messrs. Liautaud and Brennan are independent for purposes of Exchange Act Rule 10C-1(b)(1).

The Company advises the Staff that the Company’s board of directors has made an affirmative determination that Mr. Baret is independent for purposes of Exchange Act Rule 10A-3(b)(1), and that Messrs. Liautaud and Brennan are independent for purposes of Exchange Act Rule 10C-1(b)(1). In making such determinations, the Company’s board of directors considered the fact that there will be four shareholders each owning more than 5% of the Company’s capital stock after the offering. These four venture capital or investment fund shareholders, Idinvest Partners, Balderton Capital, SilverLake Sumeru and Bpifrance Investissements, have a representative serving on the Company’s board of directors. None of these four venture capital or investment fund shareholders will own a greater percentage of the Company’s outstanding capital stock following the offering than the aggregate ownership of the funds affiliated with the other three venture capital or investment fund shareholders, and each of these four firms have confirmed to the Company that they do not act in concert with any of the other three firms with regard to exerting control over the Company’s activities or shareholder approvals. In addition, neither Idinvest Partners, Balderton Capital, SilverLake Sumeru nor the other investment fund shareholder will have veto rights on any Company actions. Therefore, the Company’s board of directors concluded that none of the venture capital or investment fund shareholders, including Idinvest Partners, Balderton Capital, and SilverLake Sumeru, will have the ability to control the Company and, therefore, that none of those shareholders should be considered an “affiliated person” that would preclude audit committee service under paragraph (b)(1)(ii)(B) of Exchange Act Rule 10A-3 or compensation committee service under paragraph (b)(1)(ii)(B) of Exchange Act Rule 10C-1. Additionally, neither of Messrs. Liautaud or Brennan have received any consulting, advisory or other compensatory fee paid by the Company that would preclude compensation committee service under paragraph (b)(1)(ii)(A) of Exchange Act Rule 10C-1.

Division of Corporation Finance

April 27, 2016

Compensation of Executive Officers and Directors, page 114

20.                               We note that you have disclosed compensation paid to your executive officers on an aggregate basis.  Please tell us whether you have disclosed or are required to disclose the annual compensation of your executive officers on an individual basis under French law.  Refer to Item 4(a) of Form F-1 and Item 6.B.1 of Form 20-F.

The Company advises the Staff that disclosure of the compensation of its executive officers is not required on an individual basis under French law, and that it does not otherwise publicly disclose individual compensation of its executive officers.

Principal Shareholders, page 122

21.                               Footnotes 13, 16, and 17 contain disclaimers of beneficial ownership.  Beneficial ownership disclosure in this table is based on voting and/or dispositive power, or the receipt of economic benefit of ownership of the securities.  Refer to the definition of the term “beneficial owner” in General Instruction F to Form 20-F. Please remove the disclaimers of beneficial ownership.

In response to the Staff’s comment, the Company has revised footnotes 13, 16 and 17 on page 125 of the Registration Statement to remove Messrs. Baret, Liautaud and Sommelet’s disclaimers of beneficial ownership.

Division of Corporation Finance

April 27, 2016

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of significant accounting policies

(e) Revenue recognition, page F-11

22.                               We note your disclosure on page 86 that revenue recognition related to indirect customers is essentially the same as for direct customers since terms of sales are substantially similar.  Please explain for us how you evaluated the characteristics of your revenue arrangements with channel partners in accounting for revenues under the guidance of IAS 18.IE21.  As part of your response, please tell us what consideration was given to providing more detailed related disclosure for revenue recognition under these arrangements.

The Company advises the Staff that it partners with resellers to assist in selling its subscriptions into territories in which the Company has limited access or to assist the Company in further penetration of existing territories in which it engages in sales efforts. In response to the Staff’s comment, the Company has revised the disclosure on pages 86, F-11 and F-12 of the Registration Statement to further describe its revenue recognition with respect to its arrangements with its channel partners. The Company advises the Staff that the disclosures on pages 86, F-11 and F-12 of the Registration Statement are intended to explain that resellers are viewed by the Company  like any other end-user customer. Contracts negotiated with resellers to provide subscriptions include, but are not limited to, the following main terms and conditions:

•                  Typical reseller agreements have a term of one to three years.

•                  Resellers receive a non-exclusive reseller subscription of the Company’s products. Resellers will function as non-exclusive resellers, to purchase from the  Company and market, sell and provide the Company’s products and support services to end users. Resellers have full discretion in setting the price with end users.

•                  Standard payment terms to the Company from a reseller are thirty days from date of invoice, regardless of whether the reseller has resold the Company’s products, and reseller does not have the right of set-off or chargeback.

•                  The Company provides its resellers with a standard warranty.

Therefore, the Company does not bear any risks or rewards with regard to sales made by the resellers to end users. The resellers have the primary responsibility for providing the subscriptions to the end users, and bear the pricing risk and credit risk for the amount of receivable from the end users.

Division of Corporation Finance

April 27, 2016

The Company advises the Staff that it recognizes revenue based on the amount invoiced to resellers, not to the end users, and bears the credit risk for the receivables amount from its resellers, not to the end users.

Professional services revenue, page F-12

23.                               Describe further for us the nature of the implementation, support and setup services and the basis for recognition over the contract term versus the period the customer receives and consumes the related benefit.  Tell us how your accounting complies with IAS 18.IE17.

The Company advises the Staff that it does not recognize professional services revenue, which includes implementation support services and training, over the contract term, but rather when services are rendered.

The Company’s professional services are sold on a time and material basis and recognized as the services are rendered in accordance with IAS 18 paragraphs 20-24 (Rendering of Services). Implementation support services primarily involve helping the customer to best deploy the Company’s software in their IT environment and assisting in the configuration of connectors. Training revenue involves advising the customer on best practices regarding the use of the Company’s products. The Company recognizes services revenue when the outcome of a transaction can be estimated reliably when the following criteria are met:

•                  The amount of the revenue can be measured reliably.  The amount is based on the rate assigned in the contract with the customer.

•                  It is probable that the economic benefits associated with the transaction will flow to the entity.

•                  The stage of completion of the transaction at the end of the reporting period can be measured reliably. The Company’s services are sold on a time and material basis and therefore the stage of completion is measured by approved billable hours at the end of each period.

•                  The costs incurred for the transaction and the costs to complete the transaction can be measured reliably.  The costs associated with the service transaction are measured based on the customer contracted rate.

Therefore, the Company advises the Staff that it does not believe IAS 18.IE17 to be applicable to its situation.

Division of Corporation Finance

April 27, 2016

Note 9. Income tax, page F-26

24.                               Tell us the amounts associated with the deferred tax assets not recognized, which represents the exchange rate impact for each of the three years ended December 31, 2015.

The Company advises the Staff that since no deferred tax assets were recognized for each of the three years ended December 31, 2015, there were no foreign exchange rate impacts associated with the deferred tax assets not recognized included in the table below in the line item “Deferred tax assets not recognized including exchange rate impact” presented on page F-27 of the initial confidential submission of the Registration Statement.

	Year Ended December 31,
	2013	2014	2015

Loss before income tax expense	$(19,680)	$(22,322)	$(22,013)
At France’s statutory income tax rate of 33.33% plus 1.1% surcharge in fiscal 2015, 2014 and 2013	6,776	7,686	7,579
Effect of different tax rates of subsidiaries operating in countries other than France	60	(69)	(455)

Non-deductible expenses	(393)	(760)	(852)

Effective change in tax rates	(34)	(25)	(33)
Deferred tax assets not recognized including exchange rate impact	(6,436)	(7,041)	(6,310)

Other items, net	18	10	78

Income tax (expense) benefit	$(9)	$(199)	$7

The Company advises the Staff that it has updated the description in the Registration Statement of  the line item above that reads “Deferred tax assets not recognized including exchange rate impact” to read as “Deferred tax assets not recognized.”

Division of Corporation Finance

April 27, 2016

The movement in the unrecognized deferred tax asset of $6.3 million in 2015, as shown in the rate reconciliation table above, is due to current period deferred tax assets not recognized. The movement in the balance sheet position of the unrecognized deferred tax asset, in the table on page F-27, of $2.3 million from the end of 2014 to the end of 2015 is due to the exchange rate impact on the opening unrecognized deferred tax asset and current period deferred tax assets not recognized. The Company advises the Staff to please refer to the table below for a detailed bridge of the unrecognized deferred tax asset position from the end of 2014 to the end of 2015.

	2014	FY 2015 variation of unrecognized deferred tax assets	Exchange rate impact	2015

Tax losses	$41,030	6,214	(4,005)	$43,239

Other temporary differences	2,720	96	(4)	2,812
Total deferred tax assets	$43,750	6,310	(4,009)	$46,051

Other

25.                               We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  The effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company acknowledges the Staff’s comment and will provide the Staff with sufficient time to process its amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

***

Division of Corporation Finance

April 27, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Mark B. Baudler
Mark B. Baudler, Esq.

cc:           Michael Tuchen, Talend S.A.

Thomas Tuchscherer, Talend S.A.

Aaron Ross, Talend S.A.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP

Gregoire Menou, KPMG S.A.

Jacques Pierre, KPMG S.A.